

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2022

Hamon Francis Fytton
Chief Executive Officer
CALEDONIA INVESTMENT REAL ESTATE INC
2412 Irwin Street
Melbourne, FL 32901

> **Re: CALEDONIA INVESTMENT REAL ESTATE INC**
> **Offering Statement on Form 1-A**
> **Filed July 14, 2022**
> **File No. 024-11937**

Dear Mr. Fytton:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A filed July 14, 2022

Financial Statements, page 39

1. We note you have provided financial statements as of June 30, 2022 and for the period from June 21, 2021 (Inception) to June 30, 2022. We further note that your fiscal year ends on December 31. Please revise to provide distinct columns within your balance sheet, statement of operations, statement of stockholder's deficit, and statement of cash flows for each fiscal year or fiscal period presented. In this regard, please revise to present separate columns for your 2021 financial statement and separate columns for your 2022 financial statements. This comment also applies to your financial statement footnotes. See Part F/S of Form 1-A.

Hamon Francis Fytton
CALEDONIA INVESTMENT REAL ESTATE INC
August 5, 2022
Page 2

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction